Exhibit 99.1

NEWS RELEASE	FOR IMMEDIATE RELEASE

Thomson Reuters Announces US$500 Million Note Offering

NEW YORK, NY, September 22, 2009 – Thomson Reuters (TSX: TRI; NYSE: TRI;), the world’s leading source of intelligent information for businesses and professionals, today announced the offering of US$500 million of 4.70% notes due 2019. The offering is expected to close on September 29, 2009, subject to customary closing conditions. Thomson Reuters plans to use the net proceeds from this offering and available cash to redeem approximately US$600 million of debt securities, as previously announced earlier today.

Banc of America Securities LLC, Barclays Capital Inc., Deutsche Bank Securities Inc. and HSBC Securities (USA) Inc. are the joint book-running managers for the offering.

This announcement shall not constitute an offer to sell or the solicitation of an offer to buy any of these securities in any jurisdiction in which such offer, solicitation or sale is unlawful. A shelf registration statement for the offering was previously declared effective by the U.S. Securities and Exchange Commission (SEC). The public offering of these securities in the United States will be made only by means of the prospectus supplement and an accompanying base prospectus, a copy of which may be obtained, when available, from Banc of America Securities LLC. (phone: 1.800.294.1322; email:  dg.prospectus_distribution@bofasecurities.com; Prospectus Department, 100 West 33rd Street, 3rd Floor, New York, NY 10001); Barclays Capital Inc. (phone: 1.888.603.5847; email: barclaysprospectus@broadridge.com; c/o Broadridge Integrated Distribution Service, 1155 Long Island Avenue, Edgewood, NY 11717); Deutsche Bank Securities Inc. (phone: 1.800.503.4611; email: prospectusrequest@list.db.com; 100 Plaza One, Floor 2, Jersey City, NJ 07311-3901), or  HSBC Securities (USA) Inc. (phone: 1.866.811.8049; 452 Fifth Avenue, New York, NY 10018).

The securities will not be qualified for sale under the securities laws of Canada or any province or territory of Canada and may not be offered or sold, directly or indirectly, in Canada or to any resident of Canada in contravention of the securities laws of any province or territory of Canada.

Thomson Reuters

Thomson Reuters is the world's leading source of intelligent information for businesses and professionals.  We combine industry expertise with innovative technology to deliver critical information to leading decision makers in the financial, legal, tax and accounting, healthcare and science and media markets, powered by the world's most trusted news organization.  With headquarters in New York and major operations in London and Eagan, Minnesota, Thomson Reuters employs more than 50,000 people and operates in over 100 countries. Thomson Reuters shares are listed on the Toronto Stock Exchange (TSX: TRI) and New York Stock Exchange (NYSE: TRI). For more information, go to www.thomsonreuters.com.

Thomson Reuters Announces US$500 Million Note Offering

Cautionary Note Concerning Factors That May Affect Future Results

This news release includes forward-looking statements that are based on certain assumptions and reflect Thomson Reuters current expectations. Forward-looking statements are those that are not historical facts and include Thomson Reuters expectations about the proposed offering. There can be no assurance that the offering will be completed. Forward-looking statements are subject to a number of risks and uncertainties that could cause actual results or events to differ materially from current expectations. Some of the factors that could cause actual results to differ materially from current expectations are discussed in materials filed by Thomson Reuters from time to time with securities regulatory authorities. Thomson Reuters disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, other than as required by applicable law, rule or regulation.

CONTACTS

Fred Hawrysh Senior Vice President, Corporate Affairs +1.646 223 5285 fred.hawrysh@thomsonreuters.com	Frank Golden Senior Vice President, Investor Relations +1.646 223 5288 frank.golden@thomsonreuters.com

Victoria Brough Head of External Affairs, EMEA +44 (0) 207 542 8763 victoria.brough@thomsonreuters.com